UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                              CORECOMM LIMITED
        ------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
        ------------------------------------------------------------
                      (Title of Class and Securities)

                                 G2422R109
        ------------------------------------------------------------
                               (CUSIP Number)

                             Richard J. Lubasch
            Senior Vice President, General Counsel and Secretary
            110 East 59th Street, 26th Floor, New York, NY 10022
                               (212) 906-8440
        ------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                               April 27, 1999
        ------------------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.


                                SCHEDULE 13D

      CUSIP No.  G2422R109
      -------------------------------------------------------------------
      1.   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           George S. Blumenthal
      -------------------------------------------------------------------
      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
      -------------------------------------------------------------------
      3.   SEC USE ONLY

      -------------------------------------------------------------------
      4.   SOURCE OF FUNDS
           OO, PF
      -------------------------------------------------------------------
      5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
           Not applicable
     -------------------------------------------------------------------
      6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
     -------------------------------------------------------------------
                                    7.   SOLE VOTING POWER
            NUMBER OF                    2,563,205
             SHARES                 _____________________________________
          BENEFICIALLY              8.   SHARED VOTING POWER
            OWNED BY                     None
              EACH                  _____________________________________
            REPORTING               9.   SOLE DISPOSITIVE POWER
             PERSON                      2,563,205
              WITH                  _____________________________________
                                    10.  SHARED DISPOSITIVE POWER
                                         None
      -------------------------------------------------------------------
      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,563,205
      -------------------------------------------------------------------
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                        (  )

      -------------------------------------------------------------------
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           6.4%*
      -------------------------------------------------------------------
      14.  TYPE OF REPORTING PERSON
           IN
      -------------------------------------------------------------------

 * Calculated by dividing the Aggregate Amount in Row 11 by the sum of the
 (i) total number of outstanding shares of Common Stock of the Issuer and
 (ii) total number of shares of Common Stock of the Issuer represented by options beneficially owned by the Reporting Person which are presently exercisable or will become so within 60 days.


 Item 1.  Security and Issuer

           This Schedule 13D relates to the Common Stock, par value $0.01 per share, of CoreComm Limited, a Bermuda company (the "Issuer"). The address of the principal executive office of the Issuer is Cedar House, 41 Cedar Avenue, Hamilton, Bermuda HM12.


 Item 2.  Identity and Background

           (a)  George S. Blumenthal

           (b)  Business: 110 East 59th Street, 26th Floor, New York, NY
 10022

           (c) Mr. George S. Blumenthal is the Chairman of the Board of Directors and a Director of CoreComm Limited. Mr. Blumenthal is also the Chairman of the Board of Directors, Treasurer and a Director of NTL Incorporated, a Delaware corporation. The principal business address of NTL Incorporated is 110 East 59th Street, New York, NY 10022.

           (d) & (e)  Not applicable

           (f)  United States of America

 Item 3.   Source and Amount of Funds or Other Considerations

           On September 2, 1998, CoreComm Incorporated (which since has been acquired by SBC Telecommunications, Inc.) distributed to its shareholders all of the common stock of its wholly owned subsidiary, CoreComm Limited (the "Spin-off"). Mr. Blumenthal received 327,260 shares of Common Stock of the Issuer (as adjusted for the 3-for-2 stock split on September 2, 1999 and the 3-for-2 stock split on February 4, 2000) as a result of this Spin-off. Subsequently, Mr. Blumenthal purchased shares of Common Stock of the Issuer and exercised options for Common Stock of the Issuer in the following transactions:

                                Shares of      Price         Total          Beneficial
 Date     Description         Common Stock*  per Share*    Price Paid       Ownership
                                                                        (Aggregate Total)*
  9/2/98   Spin-off              327,260         -             -              327,260
  9/2/98   Purchase               45,000       $5.56       $250,000           372,260
 9/25/98   Purchase               22,500       $5.06       $113,750           394,760
 4/27/99   Option exercise     1,065,270       $2.35     $2,507,771         1,460,030
 4/27/99   Option exercise       163,133       $2.35       $384,031         1,623,163
 4/27/99   Option exercise       151,707       $2.35       $357,137         1,774,870
 8/13/99   Gift                  (11,684)        -             -            1,763,186
  9/2/99   Stock split              -            -             -            1,763,186
  2/4/00   Stock split              -            -             -            1,763,186

* All amounts are adjusted for the 3-for-2 stock split on September 2, 1999 and the 3-for-2 stock split on February 4, 2000.

 As of February 14, 2000, Mr. Blumenthal is the beneficial owner of 1,763,186 shares of Common Stock of the Issuer. The source of funds used in making the purchases of the shares of Common Stock of the Issuer and exercising the options of the Issuer listed above was the personal funds of Mr. Blumenthal.

           Mr. Blumenthal is also the beneficial owner of Non-qualified and Incentive stock options. As of February 14, 2000, Mr. Blumenthal's options which are either presently exercisable or will become exercisable within 60 days ("presently exercisable options") can be exercised into 800,019 shares of Common Stock of the Issuer. Options beneficially owned by Mr. Blumenthal became vested and/or exercisable on the following dates:

                                               Number         Number     Beneficially Owned
 Date     Grant Type       Exercise Price*  Outstanding*      Vested*    (Aggregate Total)*
 9/2/98   Non-Qualified        $0.23            45,563        45,563           45,563
 9/2/98   Non-Qualified        $0.29            17,580        17,580           63,143
4/27/99   Incentive            $21.00           23,805         9,522**         72,665
4/27/99   Non-Qualified        $21.00        1,398,132       559,254**        631,919
4/27/99   Incentive            $21.00           23,805         9,522**        641,441
4/27/99   Non-Qualified        $21.00          193,946        77,578**        719,019
4/27/99   Incentive            $21.00           23,805         9,522**        728,541
4/27/99   Non-Qualified        $21.00          178,695        71,478**        800,019

* All amounts are adjusted for the 3-for-2 stock split on September 2, 1999 and the 3-for-2 stock split on February 4, 2000.

** Of the total number of options granted, 20% are exercisable immediately on the grant date and an additional 20% become exercisable on each January
1st thereafter.

 Item 4.  Purpose of Transaction

           (a) - (j)  Not applicable

           Mr. Blumenthal's purchase of the shares of Common Stock of the Issuer was for personal investment purposes only. The granting of options to Mr. Blumenthal was for the compensation of Mr. Blumenthal's services as the Issuer's Chairman of the Board of Directors and Director.

 Item 5.  Interest in Securities of the Issuer

           (a) Mr. Blumenthal is the beneficial owner of 1,763,186 shares of Common Stock of the Issuer and of presently exercisable options which can be exercised into 800,019 shares of Common Stock of the Issuer. In total, Mr. Blumenthal is the beneficial owner of 2,563,205 shares of Common Stock of the Issuer. Since the number of outstanding Common Stock of the Issuer is 38,950,068 as of February 14, 2000, Mr. Blumenthal beneficially owns approximately 6.4% of the outstanding shares of Common Stock of the Issuer. This percentage figure is calculated by dividing the total number of shares of Common Stock of the Issuer beneficially owned by Mr. Blumenthal by the sum of (i) the total number of outstanding shares of Common Stock of the Issuer on February 14, 2000 and (ii) the total number of shares of Common Stock of the Issuer represented by presently exercisable options of Mr. Blumenthal.

           (b) Mr. Blumenthal has the sole power to vote and the sole power to dispose all of the 2,563,205 shares of Common Stock of the Issuer that he beneficially owns.

           (c) The information set forth in Item 3 is incorporated herein by reference. Of the 2,563,205 shares of Common Stock of the Issuer that Mr. Blumenthal beneficially owns: (i) 4,455 shares of Common Stock of the Issuer are owned by trusts for the benefit of Mr. Blumenthal's children,
 (ii) 6,750 shares of Common Stock of the Issuer are owned by Mr. Blumenthal's wife, as to which Mr. Blumenthal disclaims beneficial ownership, and (iii) 584,840 shares of Common Stock of the Issuer and vested options of the Issuer exercisable into 168,100 shares of Common Stock of the Issuer are held by Grantor Retained Annuity Trusts.

           (d)  Not applicable

           (e)  Not applicable

 Item 6.  Contracts, Arrangements, Understandings or Relationships with
               Respect to Securities of the Issuer

           Not applicable

 Item 7.  Materials to be filed as Exhibits

           None




                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Dated: February 23, 2000


                                    By: /s/ George S. Blumenthal
                                       -----------------------------
                                       George S. Blumenthal